Exhibit 3

Addendum to Lease and Construction Agreement of November 14, 2000, between Airport

City Ltd., as landlord and AudioCodes Ltd., as tenant, dated September 23, 2013

(English Summary of Document in Hebrew)

1.	Date: September 23, 2013

2.	Parties:

a.	Airport City Ltd., Public Co. NO. 51-165940-1 (the “Landlord”)

b.	AudioCodes Ltd., Public Co. NO. 52-004413-2 (the “Tenant”)

3.	Extension of Lease Period. The term of the lease determined in the Principal Lease and Construction Agreement, dated November 14, 2000 (the “Principal Agreement”) shall be extended by an additional 120 months, starting February 1, 2014 and ending on January 31, 2024 (the “Extension Period”).

4.	Lease Fees. During the Extension Period, the monthly lease fees paid by the Tenant shall be a total of NIS 1,606,252 per month, CPI linked (as of the index published on November 2012 and until the index that shall be published at each actual payment date), plus VAT (the “Monthly Fee”). No downward adjustment for decreases in the CPI.

5.	Payment Terms. The Monthly Fee for each six month period shall be paid in advance.

6.	General Terms. All other terms, conditions and provisions stated in the Principal Agreement and its amendments and addendums shall continue to remain in full force. In case of an inconsistency between the terms of the Principal Agreement and this addendum, the terms of this addendum shall prevail.